Exhibit (d)(23)

GLENMEDE

INVESTMENT MANAGEMENT LP

February 1, 2023

Kent E. Weaver, Jr.

President

The Glenmede Fund, Inc.

c/o Glenmede Investment Management LP

One Liberty Place

1650 Market Street, Suite 1200

Philadelphia, PA 19103-7391

Re:	The Glenmede Fund, Inc.: Quantitative U.S. Long/Short Equity Portfolio and Quantitative U.S. Total Market Equity Portfolio

Dear Mr. Weaver:

Pursuant to Investment Advisory Agreements between the Fund on behalf of the Quantitative U.S. Long/Short Equity Portfolio (formerly, the Long/Short Portfolio and the Absolute Return Portfolio) and the Quantitative U.S. Total Market Equity Portfolio (formerly, the Total Market Portfolio and the Total Market Long/Short Portfolio) (each a “Portfolio” and collectively the “Portfolios”) and Glenmede Investment Management LP (the “Adviser”) dated September 26, 2006 and as amended January 1, 2007, the Adviser is entitled to investment advisory fees of 1.20% of each Portfolio’s average daily net assets. By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Adviser agrees that in order to improve the performance of each Portfolio, the Adviser shall, until future notice, but in no event terminating before February 29, 2024:

(1) waive a portion of its investment advisory fees so that each Portfolio’s respective investment advisory fee will equal 0.85% of such Portfolio’s average daily net assets; and

(2) waive such additional portion of its investment advisory fees and/or reimburse expenses (other than Acquired Fund fees and expenses, short sale dividend expense, brokerage commissions, prime broker interest expense, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which each Portfolio’s respective total operating expenses (other than Acquired Fund fees and expenses, short sale dividend expense, brokerage commissions, prime broker interest expense, extraordinary items, interest and taxes) exceed a total operating expense ratio (excluding Acquired Fund fees and expenses, short sale dividend expense, brokerage commissions, prime broker interest expense, extraordinary items, interest and taxes) of: 1.25% of the Quantitative U.S. Long/Short Equity Portfolio – Advisor Class average daily net assets, 1.05% of the Quantitative U.S. Long/Short Equity Portfolio – Institutional Class average daily net assets, and 1.25% of the Quantitative U.S. Total Market Equity Portfolio average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

Glenmede Investment Management LP

By:	Gatepost Partners, LLC, its General Partner

By:	/s/ Peter Zuleba III
Peter Zuleba III
Director

Your signature below acknowledges acceptance of this Agreement:

By:	/s/ Kent E. Weaver, Jr.
Kent E. Weaver, Jr.
President
The Glenmede Fund, Inc.